Exhibit 12

MEC
Earnings to Fixed Charges Ratio

	Year ended December 31,
	2006	2005	2004	2003	2002
Part I — Earnings
Pretax loss from continuing operations	(92,307)	(103,203)	(105,856)	(171,252)	(23,502)
Add:
Fixed Charges
Interest expense — not income	65,828	39,639	26,747	20,629	7,091
Amortization of debt issue costs and discount or premium relating to indebtedness	8,080	3,070	1,625	1,466	1,042
Interest portion of rental expense	703	267	569	523	272
Preferred stock dividends	—	—	—	—	—
Fixed Charges reduced by:
Interest capitalized during the period	2,633	5,864	4,043	7,281	2,726
Preferred stock dividends	—	—	—	—	—
Amortization related to capitalized interest	413	281	247	—	—

	(20,742)	(66,372)	(81,205)	(155,915)	(17,823)

Part II — Fixed Charges
Interest Expense — not income	65,828	39,639	26,747	20,629	7,091
Amortization of debt issue costs and discount or premium relating to indebtedness	8,080	3,070	1,625	1,466	1,042
Interest portion of rental expense	703	267	569	523	272
Preferred stock dividends	—	—	—	—	—

	74,611	42,976	28,941	22,618	8,405

Fixed charge coverage	(0.28)	(1.54)	(2.81)	(6.89)	(2.12)